Mail Stop 6010


      October 19, 2005

By U.S. Mail and Facsimile to (425) 749-3601

Mr. John Atherly
Chief Financial Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, New York 12533


	RE: 	eMagin Corporation
		Form 10-KSB / A for the Fiscal Year Ended December 31,
2004
Forms 10-QSB / A for the Quarterly Periods Ended March 31, June
30,
and September 30, 2004
		File No. 001-15751


Dear Mr. Atherly:

      We have reviewed your response letter dated October 4, 2005 and have the following additional comments. We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

1. Please file your response letter dated October 4, 2005 on EDGAR, as required by Regulation S-T. Also, please file all the amendments to your 2004 periodic reports you indicate you will file in response to our comments.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and
September 30, 2004

2. Please refer to prior comment 1. Given your material restatements it remains unclear why you "do not believe that the restatements were in any way attributable to any deficiency in the Company`s compliance with its disclosure controls and procedures and that [the Company] had appropriate controls and procedures in place...at the times in question". We note your assertions as to the effectiveness of your controls and procedures are as of the end of each period and also note you indicate the errors were discovered in March 2005, which is after the end of each period restated. Please specifically tell us why you do not believe the timing of the error discoveries impacts the accuracy of your stated internal controls and procedures effectiveness conclusions. We may have further comments after reviewing your response.

Amended Form 10-QSB for the Quarterly Period Ended September 30,
2004

Note 1 - Accounting Policies

Basis of Presentation

3. Please refer to prior comment 4. We note from your response that
"the re-pricing of the warrants should have been classified as an equity transaction and therefore no expense recorded in connection with the re-pricing of the warrants [consistent with the guidance in
APB Opinion No. 14]." In connection with this transaction, please tell us more about the reason the warrants were initially issued as well as the reason you repriced them in 2004. Please tell us the revised terms of the warrants, including whether the revised exercise prices were out of or at the money on the measurement date. Also, tell us how you accounted for their original issuance in January 2004. Finally, it is not clear to us why APB Opinion 14 supports your accounting for the referenced transactions since it relates to accounting for detachable stock purchase warrants issued in connection with debt and you disclose the warrants in question were issued with an equity transaction in January 2004. Please provide us with references to authoritative literature that supports your revised accounting for the warrant repricing. We may have further comments after reviewing your response.

		As appropriate, please amend your December 31, 2004 Form 10-KSB, March 31, 2004, June 30, 2004, and September 30, 2004 Form 10-QSBs and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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John Atherly
eMagin Corporation
October 19, 2005
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